UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	[ ]

Controlinveste International Finance
(Name of Subject Company)
Not Applicable
(Translation of Subject Company's Name into English (if applicable))
Luxembourg
(Jurisdiction of Subject Company's Incorporation or Organization)
Controlinveste International Finance
(Name of Person(s) Furnishing Form)
€224,000,000 3 per cent. Guaranteed Secured Exchangeable Bonds due 2015
(Title of Class of Subject Securities)
Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Sebastian Koller, officer Controlinveste International Finance 37 Rue D'Anvers L-1130 Luxembourg Tel: +352.26.48.1727 (alternative +352.26.186.1)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with copies to:

Robert Trefny
Clifford Chance LLP
10 Upper Bank Street
London E14 5JJ
United Kingdom
Tel: +44 20 7006 2180

July 13, 2012
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)     Solicitation Memorandum, dated July 13, 2012; and
(b)     Notice of Meeting, dated July 13, 2012.

Item 2. Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, is included in the Solicitation Memorandum.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

None.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on July 16, 2012.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONTROLINVESTE INTERNATIONAL FINANCE
By:	/s/ Pierre Metzler
Name: Pierre METZLER
Title: Director
Date: July 16, 2012

Exhibit Index

Exhibit No.	Description
1 2	Solicitation Memorandum, dated July 13, 2012. Notice of Meeting, dated July 13, 2012